Exhibit 99.2

Mega Matrix Inc. Announces Filing of a $2 Billion Universal Shelf Registration Statement on Form F-3 to Accelerate Stablecoin Governance Token Treasury Reserve (“DAT”) Strategy

SINGAPORE, September 4, 2025 – Mega Matrix Inc. (“MPU” or the “Company”) (NYSE American: MPU), today announced the filing of a $2 Billion universal shelf registration statement on Form F-3 (“Shelf Registration”) with the U.S. Securities and Exchange Commission (“SEC”) to support stablecoin governance token DAT strategy and aiming to build the largest stablecoin governance token DAT company. Following last week’s announcement of Ethena’s governance token, $ENA, as a primary target of MPU stablecoin governance token DAT strategy. MPU plans to leverage this financing flexibility to raise capital to systematically accumulate leading stablecoin governance tokens.

Once declared effective, the Shelf Registration will allow MPU to offer and sell, from time to time, up to an aggregate of $2 billion of its Class A ordinary shares, preferred shares, debt securities, warrants, units, or a combination thereof (together, the “Securities”), on a registered basis, subject to market conditions, the MPU’s capital needs, and limitations imposed by SEC rules and applicable securities laws. The terms of any such offering, including the specific terms and prices of the Securities, will be determined at the time of such offering and be made solely by means of the prospectus included in the Shelf Registration and any prospectus supplement that may be filed with the SEC relating to such offering.

The management of MPU stated: “The $2 billion universal shelf registration, once effective, provides MPU with the flexibility to support our DAT strategy in this new era. Governance tokens are the equity of stablecoin ecosystems, such as $ENA. By building strategic positions, MPU gains both financial upside and a seat at the table where the future of money is being coded.”

The Shelf Registration has been filed with the SEC but has not yet become effective. The Securities covered by the registration may not be sold, nor may offers to buy the securities be accepted prior to the effectiveness of the registration statement. The terms of any such offerings under the registration statement will be established at the time of such offering, will be subject to market conditions, and will be described in detail in a supplement to the prospectus filed with the SEC relating to such offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU), a holding company headquartered in Singapore is executing its strategic expansion into the stablecoin governance tokens treasury reserve(“DAT”) strategy and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. For more information, please contact info@megamatrix.io or visit http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase stablecoin governance tokens, Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to implement the strategic expansion into the stablecoin sector, ability to implement the new business strategy with a focus on stablecoin governance token and ability to create value; the regulatory volatility on stablecoins and governance tokens; ability to obtain additional financing in the future to fund capital expenditures and our digital asset treasury (“DAT”) reserve strategy and ability to create value; ability to obtain effectiveness of the universal shelf registration and raise capital as contemplated; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in ENA token, Bitcoin and/or Ethereum, including ENA token’s, Bitcoin’s and Ethereum’s volatility; and risk of implementing a new DAT strategy focusing on ENA token. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu
LinkedIn:	linkedin.com/company/megamatrixmpu

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io

SOURCE Mega Matrix Inc.

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